Exhibit 99.6

Novadaq Technologies Inc.

RESTATED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2011

(Unaudited)

(expressed in U.S. dollars)

	Notes	March 31, 2011	December 31, 2010	January 1, 2010
		Restated [Note 21]
ASSETS
Current assets
Cash and cash equivalents		17,109,938	5,597,407	2,524,958
Accounts receivable	16	1,112,069	1,434,964	1,398,593
Prepaid expenses and other		754,610	1,193,423	962,418
Inventories		1,578,394	778,984	1,017,268

Non-current assets
Available-for-sale financial instruments	16	—	—	150,000
Property and equipment	8	1,732,114	1,202,468	1,762,554
Prepaid expenses and other		—	144,456	189,148
Deferred development costs	9	354,546	405,195	405,195
Other intangible assets	9	2,802,396	1,563,288	7,273,564

Total Assets		25,444,067	12,320,185	15,683,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		4,280,830	2,913,979	2,880,977
Provisions	14	17,846	19,520	7,560
Income taxes payable		20,909	24,066	48,979
Deferred revenue		443,615	549,865	710,365
Deferred sales and marketing revenue		800,000	800,000	—
Deferred license and development revenue		—	—	1,958,737
Repayable government assistance	13, 15	520,765	507,675	537,520

Non-current liabilities
Convertible debentures	13	3,988,512	3,891,753	3,527,700
Deferred revenue		151,461	190,609	238,158
Deferred sales and marketing revenue		2,733,333	2,933,333	—
Shareholder warrants	11	4,967,671	1,276,464	—

Total Liabilities		17,924,942	13,107,264	9,909,996

Shareholders’ Equity
Share capital		98,482,283	87,897,555	81,188,324
Contributed surplus		6,190,210	5,985,190	5,070,438
Equity component of convertible debentures	13	1,968,395	1,968,395	1,968,395
Deficit		(99,121,763)	(96,638,219)	(82,453,455)

Total Shareholders’ Equity		7,519,125	(787,079)	5,773,702

Total Liabilities and Shareholders’ Equity		25,444,067	12,320,185	15,683,698

Commitments and contingencies	19

See accompanying notes to the interim consolidated financial statements

1.

Novadaq Technologies Inc.

RESTATED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended
	Notes	March 31, 2011	March 31, 2010
		Restated [Note 21]
Product sales		1,935,892	2,057,439
Milestone revenue		—	295,729
Service revenue		404,938	361,969

Total revenues		2,340,830	2,715,137
Cost of sales		1,257,057	1,613,682

Gross margin		1,083,773	1,101,455

Selling and distribution costs		1,275,219	1,823,927
Research and development expenses		1,048,128	877,530
Administrative expenses		1,112,784	797,830

Total operating expenses		3,436,131	3,499,287

Loss from operations		(2,352,358)	(2,397,832)

Finance costs		(167,578)	(155,986)
Finance income		7,085	1,934
Warrants revaluation adjustment		4,307	(52,044)
Gain (loss) on investment		25,000	(125,000)

Loss and comprehensive loss for the period		(2,483,544)	(2,728,928)

Basic and diluted comprehensive loss per share for the period	18	$(0.09)	$(0.11)

See accompanying notes to the interim consolidated financial statements

2.

Novadaq Technologies Inc.

RESTATED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

AS AT MARCH 31, 2011

(Unaudited)

(expressed in U.S. dollars)

	Issued capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
				Restated [Note 21]	Restated [Note 21]
As at December 31, 2010	87,897,555	5,985,190	1,968,395	(96,638,219)	(787,079)
Comprehensive loss	—	—	—	(2,483,544)	(2,483,544)
Issue of share capital	10,579,682	—	—	—	10,579,682
Exercise of options	5,046	—	—	—	5,046
Share-based payment transactions	—	205,020	—	—	205,020

As at March 31, 2011	98,482,283	6,190,210	1,968,395	(99,121,763)	7,519,125

RESTATED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

AS AT MARCH 31, 2011

(Unaudited)

(expressed in U.S. dollars)

	Issued capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at January 1, 2010	81,188,324	5,070,438	1,968,395	(82,453,455)	5,773,702
Comprehensive loss	—	—	—	(2,728,928)	(2,728,928)
Issue of share capital	5,643,711	—	—	—	5,643,711
Broker warrants		153,679			153,679
Share-based payment transactions	—	224,733	—	—	224,733

As at March 31, 2010	86,832,035	5,448,850	1,968,395	(85,182,383)	9,066,897

See accompanying notes to the interim consolidated financial statements

3.

Novadaq Technologies Inc.

RESTATED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited)

(expressed in U.S dollars)

	Notes	2011	2010
		Restated [Note 21]
OPERATING ACTIVITIES
Comprehensive loss for the period before tax		(2,483,544)	(2,728,928)
Items not affecting cash
Depreciation and impairment of property and equipment	8	192,210	260,055
Amortization and impairment of intangible assets	9	235,183	198,587
Impairment of investment		—	125,000
Stock option compensation	12	205,020	224,733
Finance costs, including imputed interest on convertible debentures		96,760	87,677
Warrants revaluation adjustment		(4,307)	52,044

		(1,758,678)	(1,780,832)

Changes in working capital
Increase (decrease) in deferred revenue		84,624	959,805
Decrease (increase) in accounts receivable		322,895	(84,261)
Decrease (increase) in inventories		(799,410)	124,055
Increase (decrease) in accounts payable and provisions		627,129	(333,821)
Decrease (increase) in prepaid expenses and other		438,812	(133,613)

Net change in non-cash working capital balances related to operations		674,050	532,165

Cash used in operating activities		(1,084,628)	(1,248,667)

INVESTING ACTIVITIES
Purchase of property and equipment, net	8	(721,856)	(7,498)
Purchase of TMR business	6	(1,000,000)	—
Redemptions of long-term investment	16	—	25,000

Cash (used in) provided by investing activities		(1,721,856)	17,502

FINANCING ACTIVITIES
Issuance of common shares and warrants	11	15,278,447	7,121,337
Transaction costs of common shares and warrants	11	(998,207)	(511,180)

Cash provided by financing activities		14,280,240	6,610,157

Net increase in cash and cash equivalents		11,473,756	5,378,992
Net foreign exchange difference		38,775	63,820
Cash and cash equivalents at January 1		5,597,407	2,524,958

Cash and cash equivalents at March 31		17,109,938	7,967,770

See accompanying notes to the interim consolidated financial statements

4.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

1.	ORGANIZATION

The consolidated financial statements of Novadaq Technologies Inc. [the “Company”] for the three months ended March 31, 2011 were authorized for issuance in accordance with a resolution of the directors on May 11, 2011. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded at the Toronto Stock Exchange. The registered office is located at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, Canada.

2.	OPERATIONS

The Company was incorporated under the Canada Business Corporations Act on April 14, 2000. Novadaq Corp. was incorporated in the State of Delaware in June 2005 as a wholly-owned subsidiary of the Company. The consolidated financial statements include the accounts of the Company and its subsidiary. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For all periods up to and including the year ended December 31, 2010, the Company presented its financial statements in accordance with Canadian Generally Accepted Accounting Principles [“Canadian GAAP”]. These interim financial statements for the three months ended March 31, 2011 are the first the Company has prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011 as described in the accounting policies below. In preparing these consolidated financial statements, the Company’s opening statements of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. Note 20 explains the principal adjustments made by the Company in restating its Canadian GAAP statement of financial position as at January 1, 2010, and its previously published Canadian GAAP financial statements for the year ended December 31, 2010, to be in compliance with IFRS.

[a] Basis of preparation

The consolidated financial statements are presented in the currency of United States dollars [“U.S dollar”], and all values are rounded to the nearest thousand. They are prepared on the historical cost basis except for derivative financial instruments and available-for-sale financial instruments which are measured at fair value.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS consolidated statement of financial position at January 1, 2010, for the purposes of the transition.

5.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Restatement of accounting for acquisition of PLC Systems Inc.

The purchase price allocation relating to the acquisition of PLC Systems Inc. has been restated from that previously presented in the unaudited interim consolidated financial statements for the period ended March 31, 2011 to reflect the following:

•

At the time of the acquisition of PLC Systems Inc., the Company recognized advanced prepayments for warranty services, to be performed by PLC Systems Inc., in cost of sales. However, as a result of the business combination, the purchase consideration should have included both cash paid and the settlement of these prepayments, which results in neither a settlement gain nor loss.

•

Prior to the acquisition, the Company had deferred revenues relating to future service obligations that were to be performed by PLC Systems Inc. on its behalf. On acquisition of PLC Systems Inc., the Company incorrectly recognized the deferred revenue in revenue and determined the fair value of service obligations as part of the liabilities assumed through the acquisition. The Company’s future service obligations should not have been derecognized at the time of the acquisition and no additional service obligations arising from the acquisition should have been recorded. Subsequent to the acquisition, deferred revenue is recognized as revenue as performance obligations are satisfied.

•

The fair value of the Transmyocardial Revascularization manufacturing license has been restated to reflect the fair value of the license on the date of acquisition. Subsequent to the acquisition, the manufacturing license is amortized to net income over its estimated useful life.

Note 21 further explains the impact of changes in the restated unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011.

[b]	Statement of compliance

These restated interim consolidated financial statements for the three month periods ended March 31, 2011 of the Company were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the IASB.

[c]	Principles of consolidation

The consolidated financial statements include the accounts of Novadaq Technologies Inc. and its directly owned subsidiary Novadaq Corp. as at March 31, 2011. The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated in full.

[d]	Business combinations and goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments and liabilities incurred or assumed at the date of exchange. Acquisition costs for business combinations incurred subsequent to January 1, 2010 are expensed and included in administrative expenses. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

Goodwill is initially measured at cost, being the excess of the cost of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of loss and comprehensive loss. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of acquisition.

6.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

[e]	Cash and cash equivalents

Cash and cash equivalents comprise highly liquid investments that are readily convertible to cash with maturities of less than 90 days at the time of purchase. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and highly liquid investments as defined above, net of outstanding bank overdrafts, if any.

[f]	Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis.

[g]	Property and equipment

Property and equipment are stated at cost, net of any accumulated depreciation and any impairment losses determined. Cost includes the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary and, where relevant, the present value of all dismantling and removal costs. All repair and maintenance costs are recognized in the consolidated statements of loss and comprehensive loss as an expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows:

Furniture and fixtures	3 years
Computer equipment	2 years
Medical devices	3 to 5 years
Leasehold improvements	Over the term of the lease

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized.

The assets’ useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate. No depreciation is taken on construction in progress until the asset is ready for management’s intended use.

[h]	Intangible assets

The Company owns intangible assets consisting of licenses, patents, licensed patent rights and distribution rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible

7.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights or distribution rights:

TMR manufacturing license	2 years
Distribution rights	13 years
Xillix patent rights	15 years
Deferred development costs	2 years

[i]	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The

8.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations are generally covering a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

[j]	Leases

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the consolidated statements of loss and comprehensive loss on a straight-line basis over the lease term.

[k]	Financial instruments

The Company classifies its financial instruments as either [i] financial assets at fair value through profit or loss, [ii] loans and receivables or [iii] available-for-sale, and its financial liabilities as either [i] financial liabilities at fair value through profit or loss or [ii] other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit or loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

There are currently no financial instruments classified as available-for-sale.

9.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit or loss are carried at fair value. Related realized and unrealized gains and losses are included in the consolidated statements of loss and comprehensive loss in finance income or finance costs.

The Company has currently not designated any financial assets upon initial recognition as at fair value through profit or loss.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The losses arising from impairment are recognized in the consolidated statements of loss and comprehensive loss in finance costs.

Derecognition:

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset [an incurred ‘loss event’] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

10.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Company’s shareholder warrants have been designated as financial liabilities upon initial recognition as at fair value through profit or loss.

Other financial liabilities:

Financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated statements of loss and comprehensive loss.

Derecognition:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of loss and comprehensive loss.

[l]	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

11.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

[m]	Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of these contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

[n]	Revenue recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the Company, it is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In certain markets, the Company retains ownership of medical devices placed at customer sites and charges a specified fee for each medical procedure performed. Revenue is recorded for each procedure at the time the consumable supplies required to perform the procedure are shipped to customers.

The Company enters into certain arrangements in which it commits to provide multiple elements to its customers in connection with its equipment sales. These revenue elements are considered as individual elements for revenue recognition purposes only, if every element was part of the negotiation with the customer and the costs and revenues of each element can be identified. Otherwise all revenue elements will be reviewed for revenue recognition purposes as one contract or arrangement.

The Company enters into marketing and sales agreements with partners in dedicated markets, in which the partner contracts to sell capital devices, consumable products, rent devices and place devices. Revenue is recognized on sale of capital devices or consumable products to the partner, because the Company transfers at that point of time all relevant risks [inventory risks for the delivered products, credit risk for the transaction with the end customer, and price risk for the transaction with the end customer] to the partner, who owns also the business relationship with the end customer. These marketing and sales agreements are subject to true-up provisions. The true-up provisions provide the Company with additional revenue depending on sales revenue obtained by its partner within the terms of the agreements. At every reporting period end, the Company recognizes revenues based on these true-up provisions, if the additional future cash inflow is probable and can be reliably measured based on the agreement terms.

Rental income arising from operating leases for medical devices is accounted for on a straight-line basis over the lease terms and included in revenue due to its operating nature.

12.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

The Company enters into certain licensing and development agreements and supply agreements in which it commits to develop and supply designed products. Such designed products qualify as construction contracts, because the products specifically negotiated in these contracts are very specific to the requirements of the customer and cannot be sold to any other customer without significant rework. When the outcome of such construction contracts can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period [using the so-called “percentage-of-completion method”]. However, in cases where the outcome of the contract cannot be estimated reliably [for example, because the total cost of the project is difficult to predict], the Company is recognizing revenues from such construction contracts only to the extent of the contract costs incurred as of the reporting date that are probable of recovering.

[o]	Foreign currency translation

The Company’s functional currency is the U.S. dollar which is also the functional currency of the parent company.

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency rates prevailing at the date of the transaction.

Monetary items are translated at the functional currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

[p]	Loss per share

The computation of loss per share is based on the weighted average number of shares outstanding during the period. Diluted losses per share is calculated in a similar way to basic losses per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of share options, warrants and convertible debentures options, if dilutive.

[q]	Share-based compensation plan

Employees [including senior executives] of the Company receive remuneration in the form of stock options.

In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

13.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

The cost of stock option transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock option transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line.

When options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited to shareholders’ equity.

Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

[r]	Government contributions and grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systemic basis to the costs that it is intended to compensate. When the grant relates to an asset, it is recognized as deferred revenue and released to income in equal amounts over the expected useful life of the related asset.

Government contributions relating to research and development are recorded as a reduction of expenses when the related expenditures are incurred.

Where forgivable loans are provided by governments depending on meeting certain criteria by the Company, the forgivable loan is recorded as other operating income when there is reasonable assurance that the Company will meet the terms for forgiveness of the loan.

[s]	Income taxes

The Company is a taxable entity under the Income Tax Act (Canada). Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are

14.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of loss and comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate.

[t]	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statements of loss and comprehensive loss.

Provisions for warranty-related costs are recognized when the product is sold or service provided. Initial recognition is based on historical experience. The initial estimate of warranty-related costs is revised annually. The time value of money is not material.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the consolidated financial statements relate to the following:

Impairment of non-financial assets

The Company’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the projections for the next three to five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Development costs

Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model.

15.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Useful lives of key property and equipment and intangible assets

The depreciation method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.

Accounts receivable

The Company reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss and comprehensive loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, the Company makes judgments about the borrower’s financial situation and the net realizable value of collateral, if any. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. In particular, changes in estimates of the fair value of the warrants financial liability can have a material impact on the reported comprehensive loss for a period.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model, including the expected life of the option, volatility and dividend yield.

Taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

5.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretation Committee that are mandatory for annual periods beginning on or after January 1, 2010 or later periods.

16.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Many of these updates are not applicable or are inconsequential to the Company and have been excluded from the discussion below. The remaining pronouncements are being assessed to determine their impact on the Company’s results and financial position:

[i]	IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9, Financial Instruments: Classification and Measurement [“IFRS 9”] as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39, Financial instruments: Recognition and Measurement [“IAS 39”]. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets but will potentially have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

[ii]	IAS 12, Income Taxes—Recovery of Underlying Assets

The amendment clarified the determination of deferred tax in investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40, Investment Property should be determined on the basis that its carrying amount will be recovered through sale. Further, it introduces the requirement to calculate deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16, Property, Plant and Equipment always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. The adoption of this interpretation is likely to have no effect on the consolidated financial statements of the Company.

[iii]	IFRS 7, Financial Instruments: Disclosures—Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company’s consolidated financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the Company’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Company’s financial position or performance.

[iv]	Improvements to IFRSs [issued in May 2010]

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. There was no impact on the financial statements of the amendments listed below:

17.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

•	IFRS 3, Business Combinations

•	IFRS 7, Financial Instruments: Disclosures

•	IAS 1, Presentation of Financial Statements

•	IAS 27, Consolidated and Separate Financial Statements

6.	ACQUISITION OF PLC SYSTEMS INC. [“PLC”]

Effective February 1, 2011, and based on the asset purchase agreement from November 8, 2010, the Company acquired Laser System Business for Transmyocardial Revascularization [“TMR”] from PLC Systems Inc. [“PLC”]. Under the terms of the agreement, the Company has acquired all assets employed by PLC in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data and all documentation related to TMR.

The acquisition has been accounted for by the purchase method with the results of the TMR operations included in the Company’s consolidated statements of loss and comprehensive loss from the date of acquisition. The assets and liabilities of the TMR business have been recorded in the consolidated financial statements at their fair values as follows:

$
Restated
Inventories	146,003
Property and equipment	17,095
TMR manufacturing license	1,423,642

Purchase consideration	1,586,740

The purchase consideration consisted of $1,000,000 cash paid and the settlement of the Company’s prepaid asset of $586,740 from the pre-existing arrangement with PLC. No gain or loss was recognised on the settlement of the pre-existing arrangement. The allocation of the purchase price to acquired assets and liabilities is based on fair value assessed for each of the individual acquired assets and liabilities.

From the date of acquisition on February 1, 2011, the TMR business has contributed an additional $63,000 to the results of the Company. If the combination had taken place at the beginning of the period, additional profits would have been $45,000 and the comprehensive loss for the period for the Company would have been $2,438,544.

The purchase price allocation relating to the acquisition of PLC has been restated from that previously presented in the unaudited interim consolidated financial statements for the period ended March 31, 2011 to reflect the following:

•

At the time of the acquisition of PLC, the Company recognized advanced prepayments for warranty services, to be performed by PLC, in cost of sales. However, as a result of the business combination, the purchase consideration should have included both cash paid and the settlement of these prepayments, which results in neither a settlement gain nor loss.

18.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

•

Prior to the acquisition, the Company had deferred revenues relating to future service obligations that were to be performed by PLC on its behalf. On acquisition of PLC, the Company incorrectly recognized the deferred revenue in revenue and determined the fair value of service obligations as part of the liabilities assumed through the acquisition. The Company’s future service obligations should not have been derecognized at the time of the acquisition and no additional service obligations arising from the acquisition should have been recorded. Subsequent to the acquisition, deferred revenue is recognized as revenue as performance obligations are satisfied.

•

The fair value of the TMR manufacturing license has been restated to reflect the fair value of the license on the date ofacquisition. Subsequent to the acquisition, the manufacturing license is amortized to net income over its estimated useful life.

Note 21 further explains the impact of changes in the restated unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011.

Transaction costs of $96,809 have been expensed and are included in administrative expenses.

7.	OTHER INCOME / EXPENSES AND ADJUSTMENTS

7.1 Finance costs

	For the three months ended
	March 31, 2011	March 31, 2010
	$	$
Repayable government assistance	5,433	2,924
Imputed interest on convertible debentures	65,385	65,385

	70,818	68,309

7.2 Depreciation, amortization, foreign exchange differences and cost of inventories included in the consolidated statements of loss and comprehensive loss

	For the three months ended
	March 31, 2011	March 31, 2010
	$	$
Included in costs of sales
Depreciation	147,824	179,339
Cost of inventories recognized as an expense	24,530	200,354
Cost of inventories recognized as property and equipment	608,234	—

Included in administrative expenses
Depreciation	44,386	77,089

Included in research and development costs
Depreciation and amortization	—	3,627

19.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

7.3 Employee and benefits expense

	For the three months ended
	March 31, 2011	March 31, 2010
	$	$
Wages and salaries	1,515,714	1,584,010

Social security costs/benefits	152,661	242,067
Share-based payment transaction expense	205,020	150,951

Total employee benefits expense	1,873,395	1,977,028

20.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

8.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2011	4,556,136	389,190	1,126,622	184,282	6,256,230
Additions	746,091	—	2,175	999	749,265
Disposals	(109,419)	—	—	—	(109,419)

Balance at March 31, 2011	5,192,808	389,190	1,128,797	185,281	6,896,076

Depreciation:
Opening balance at January 1, 2011	(3,573,226)	(377,061)	(1,048,587)	(54,888)	(5,053,762)
Depreciation	(152,607)	(4,002)	(26,592)	(9,009)	(192,210)
Disposals	82,010	—	—	—	82,010

Balance at March 31, 2011	(3,643,823)	(381,063)	(1,075,179)	(63,897)	(5,163,962)

Net book value at January 1, 2011	982,910	12,129	78,035	129,394	1,202,468

Net book value at March 31, 2011	1,548,985	8,127	53,618	121,384	1,732,114

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2010	4,282,435	444,062	1,054,357	150,593	5,931,447
Additions	317,066	(54,872)	72,265	34,647	369,106
Disposals	(43,365)	—	—	(958)	(44,323)

Balance at December 31, 2010	4,556,136	389,190	1,126,622	184,282	6,256,230

Depreciation:
Opening balance at January 1, 2010	(2,899,547)	(338,479)	(906,197)	(24,670)	(4,168,893)
Depreciation	(702,020)	(38,582)	(142,390)	(30,218)	(913,210)
Disposals	28,341	—	—	—	28,341

Balance at December 31, 2010	(3,573,226)	(377,061)	(1,048,587)	(54,888)	(5,053,762)

Net book value at January 1, 2010	1,382,888	105,583	148,160	125,923	1,762,554

Net book value at December 31, 2010	982,910	12,129	78,035	129,394	1,202,468

As at March 31, 2011, the Company had capital commitments of $137,459 related to moulds for SPY manufacturing purposes [December 31, 2010 - nil].

21.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

9.	INTANGIBLE ASSETS

Intangible assets include licenses, distribution rights and Xillix patent rights as summarized below:

	Licenses	Distribution rights	Xillix patent rights	Total
	$	$	$	$
	Restated [Note 21]			Restated [Note 21]
Cost:
Balance at January 1, 2011	4,490,000	6,850,623	2,534,836	13,875,459
Additions—external purchase	1,423,642	—	—	1,423,642

Balance at March 31, 2011	5,913,642	6,850,623	2,534,836	15,299,101

Amortization:
Balance at January 1, 2011	(4,490,000)	(6,850,623)	(971,548)	(12,312,171)
Amortization charge for the year	(118,387)	—	(66,147)	(184,534)

Balance at March 31, 2011	(4,608,387)	(6,850,623)	(1,037,695)	(12,496,705)

Net book value at March 31, 2011	1,305,255	—	1,497,141	2,802,396

	Licenses	Distribution rights	Xillix patent rights	Total
	$	$	$	$
Cost:
Balance at January 1 and December 31, 2010	4,490,000	6,850,623	2,534,836	13,875,459

Amortization:
Balance at January 1, 2010	(4,490,000)	(1,404,937)	(706,958)	(6,601,895)
Amortization charge for the year	—	(617,081)	(264,590)	(881,671)
Impairment	—	(4,828,605)	—	(4,828,605)

Balance at December 31, 2010	(4,490,000)	(6,850,623)	(971,548)	(12,312,171)

Net book value at December 31, 2010	—	—	1,563,288	1,563,288

As at March 31, 2011, the Company had costs of $354,546 [December 31, 2010 - $405,195, January 1, 2010 - $405,195] for the development of application software which has been deferred. Amortization of $50,649 has been expensed for the three-month period ended March 31, 2011 as commercialization began on January 1, 2011.

In August 2010, the Company became aware of further deterioration of PLC’s financial position. In evaluating this impairment indicator, the Company recognized a non-cash write-down on its intangible assets of $4,828,605.

Xillix patent rights include a portfolio of owned and licensed patents which are being amortized over the term of the patents ranging from 5 to 15 years.

22.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Amortization of intangibles assets are recorded as administrative expense in the interim consolidated statement of loss and comprehensive loss.

10.	IMPAIRMENT TESTING

For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY Imaging Technology Business and the TMR business.

Key assumptions that would be utilized in value-in-use calculations

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins;

•	Discount rates;

•	Price development for the consumable and the medical devices; and

•	Market share during the budget period.

Gross margins—Gross margins are based on historical and forecasted values.

Discount rates—Discount rates reflect the current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the medical device industry.

Price development for the consumables and medical devices - Estimates are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments.

Market share assumptions—These assumptions are important because management assesses how the CGU’s position, relative to its competitors, might change over the budget period.

23.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

11.	WARRANTS

	Broker warrants		Shareholder warrants 2010		Shareholder warrants 2011
	Warrants	Amount	Warrants	Amount	Warrants	Amount	Total
	#	$	#	$	#	$	$
December 31, 2009	—	—	—	—	—	—	—
Issued	128,066	153,679	608,838	812,767	—	—	966,446
Revaluation	—	—	—	52,044	—	—	52,044

March 31, 2010	128,066	153,679	608,838	864,811	—	—	1,018,490
Revaluation	—	—	—	411,653	—	—	411,653

December 31, 2010	128,066	153,679	608,838	1,276,464	—	—	1,430,143
Issued	—	—	—	—	2,129,339	3,695,514	3,695,514
Revaluation	—	—	—	(233,592)	—	229,285	(4,307)

March 31, 2011	128,066	153,679	608,838	1,042,872	2,129,339	3,924,799	5,121,350

On March 24, 2011, the Company closed a private placement of U.S. $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on March 31, 2010 utilizing the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of 4.98 years; and exchange rate of 1.024. Fair value of the warrants before transaction costs were initially U.S. $1.86 at issuance and closed at March 31, 2011 at U.S. $1.84.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180 in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency] they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; and expected life of five years for shareholder warrants and three years for broker warrants.

24.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

For quarters ending in year 2010, the Company revalued shareholder warrants utilizing the following assumptions with ranges as follows: volatility rate of 67%-70%; risk-free interest rates of 1.33%-2.10%; expected life of 4.88 years; and exchange rate of 0.96-0.99. Shareholder warrants were initially established at U.S. $1.47 and closed December 31, 2010 at U.S. $2.09.

For the three-month period ended in March 31, 2011, the Company revalued shareholder warrants utilizing the following assumptions: volatility rate of 66%; risk-free interest rates of 1.98%; expected life of 3.89 years and an exchange rate of 1.024. As at March 31, 2011, shareholder warrants were valued at U.S. $1.71.

12.	SHARE-BASED COMPENSATION PLANS

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The share-based compensation cost that has been recognized for the three-month period ended March 31, 2011 and included in the respective function line in the consolidated statements of loss and comprehensive loss is $205,020 [three-month period ended March 31, 2010 - $224,733] and has been charged to deficit.

A summary of the options outstanding as at March 31, 2011 and December 31, 2010 under the Plan is presented below:

25.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

	Three months ended March 31, 2011		Year ended December 31, 2010
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period	2,339,556	2.93	2,110,523	2.92
Options granted	—	—	377,000	3.08
Options exercised	(2,888)	2.41	(18,315)	1.93
Options forfeited	(19,500)	3.07	(129,652)	3.32

Options outstanding, end of period	2,317,168	2.93	2,339,556	2.93

Options exercisable, end of period	1,494,301	3.11	1,501,468	3.11

The following tables list the inputs to the Black-Scholes option pricing model used for the Plan for the year ended December 31, 2010.

December 31, 2010
Dividend yield [%]	—
Expected volatility [%]	69%
Risk-free interest rate [%]	1.9%
Expected life of share options [years]	8.6 years
Weighted average share price [$]	3.08

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no cancellations or modifications to the Plan during the periods presented in the consolidated financial statements.

26.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

13.	INTEREST-BEARING LOANS AND BORROWINGS

	Interest rate %	Maturity	As at March 31, 2011 $	As at December 31, 2010 $	As at January 1, 2010 $
Interest-bearing loans and borrowings
Repayable government assistance	12.68	31/03/2015	520,765	507,675	537,520
Non-current interest-bearing loans and borrowings
Convertible debentures	5.00	18/02/2014	3,988,512	3,891,753	3,527,700

Total interest-bearing loans and borrowings			4,509,277	4,399,428	4,065,220

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per common share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum, payable in arrears, in equal, semi-annual instalments, in cash, or at the option of the Company, in additional debentures. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in common shares at a conversion rate equal to 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs [defined as the occurrence of a “Change of Control” or a “Termination of Trading”] following the original issuance of the Debentures, it may result in the Company repurchasing the Debentures at 110% of the Debenture amount, plus accrued and unpaid interest, subject to repurchasing terms in the Debenture Agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment in kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23]. All other terms are subject to the terms of the original Debenture Agreement. As at March 31, 2011, the principal value of the Debentures was $5,303,478.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the marketplace. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%. This resulted in the recording of a long-term loan as at March 31, 2011 of $3,988,512, net of $54,173 in transaction costs, and

27.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

including accumulated imputed interest of $741,020 incurred to March 31, 2011, with a related equity component of $1,968,395, net of $33,418 in transaction costs. The transaction costs were allocated to the components in proportion to the total proceeds. Interest expense of $65,385 [three-month period ended March 31, 2010 - $65,385] has been expensed and accrued for the three-month period ended March 31, 2011.

14.	PROVISIONS

Provisions are recognized for extended warranty claims on products sold during the last 12 months, based on past experience of the level of repairs and returns. It is expected that most of these warranty claims will be incurred in the next financial year and all costs associated with the recorded provisions will have been incurred by then as well.

Maintenance warranties
$
Restated [Note 21]
At January 1, 2011	19,520
Reversal of allowance	(1,674)

At March 31, 2011	17,846

At March 31, 2011
Current	17,846

At December 31, 2010
Current	19,520

At January 1, 2010	16,380
Reversal of allowance	(8,820)

At March 31, 2010	7,560

At March 31, 2010
Current	7,560

28.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

15.	GOVERNMENT GRANTS

Repayable government assistance

The Company has received contributions totalling CDN $985,050 from the National Research Council of Canada [“NRC”] Industrial Research Assistance Program. The NRC contributed to two separate projects. This contribution was conditionally repayable commencing in 2004 for one project, and commencing in 2005 for the other project. For each project, the Company is obligated to pay the NRC 1% of its gross revenue. The Company’s obligation ceases if 150% of the contribution is repaid within the first three years of the repayment period. If the amount received is not repaid during the repayment period, the Company’s obligation ceases at the earlier of full repayment of the contribution or March 2015.

Because the Company has repaid already a material portion of the contributions from the NRC and is expecting to repay the remaining amount, it is not reasonably assured that the Company will meet the terms for forgiveness of the loan. Therefore, the Company has recorded such contribution from the NRC as a liability at the time when such contributions were made.

Investment tax credits

The Company is eligible to receive refundable Ontario Innovation Tax Credits and non-refundable Federal Investment Tax Credits as a result of incurring eligible expenditures for Scientific Research and Experimental Development. Such investment tax credits are deducted from the research and development expenses.

29.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

16.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	March 31, 2011		December 31, 2010		January 1, 2010
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$	$	$
	Restated	Restated
	[Note 21]	[Note 21]
Financial Assets
Held-for-trading
Cash and cash equivalents	17,109,938	17,109,938	5,597,407	5,597,407	2,524,958	2,524,958
Available-for-sale equity investments	—	—	—	—	150,000	150,000
Loans and receivables
Accounts receivable	1,112,069	1,112,069	1,434,964	1,434,964	1,398,593	1,398,593

	18,222,007	18,222,007	7,032,371	7,032,371	4,073,551	4,073,551

Financial Liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	4,967,671	4,967,671	1,276,464	1,276,464	—	—
Other financial liabilities
Convertible debentures	3,988,512	3,988,512	3,891,753	3,891,753	3,527,700	3,527,700
Repayable government assistance	520,765	520,765	507,675	507,675	537,520	537,520
Accounts payable and provisions	4,298,676	4,298,676	2,933,499	2,933,499	2,888,537	2,888,537

	13,775,624	13,775,624	8,609,391	8,609,391	6,953,757	6,953,757

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable and accounts payable and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

30.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

•	Convertible debentures are evaluated by the Company based on parameters such as interest rates and the risk characteristics of the instrument.

•	The fair value of repayable government assistance is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The fair value of the warrants is estimated using a Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1—Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2—Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	March 31, 2011			December 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial Assets
Cash and cash equivalents	17,109,938	—	—	5,597,407	—	—

Financial Liabilities
Shareholder warrants	—	4,967,671	—	—	1,276,464	—

During the reporting periods ended March 31, 2011 and December 31, 2010, there were no transfers between Level 1 and Level 2 fair value measurements.

The Company has long-term investments that are classified as available-for-sale which are measured at fair value using Level 3 inputs as of December 31, 2010.

31.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

The following summarizes the Auction Rate Securities [“ARS”] activity:

Principal value $
Balance, December 31, 2009	150,000
Principal redemption	(25,000)
Fair value impairment	(125,000)

Balance, December 31, 2010 and March 31, 2011	—

As at December 31, 2010, the Company had $175,000 of principal invested in ARS with a fair value of nil. In April 2010, the brokerage firm administering the Company’s investments reported a decrease in the value of this investment based on a market devaluation of this ARS by reputable financial rating firms. In recognition of this market devaluation, the Company wrote down the fair value of the ARS to nil in the first quarter of 2010.

[c] Management of risks arising from financial instruments

The Company’s principal financial liabilities, other than warrants, comprise loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company has trade and other receivables and cash and short-term deposits that are derived directly from its operations. The Company also holds available-for-sale financial instruments and enters into derivative transactions.

The Company’s activities expose it to a variety of financial risks: market risk [including foreign exchange and interest rate risk], credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses to a limited extent derivative financial instruments to mitigate certain risk exposures. The Company does not purchase any derivative financial instruments for speculative purposes. Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision. The Company’s domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors. The Audit Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and Company risk appetite.

The risks associated with the Company’s financial instruments are as follows:

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Components of market risk to which the Company is exposed are discussed

32.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

below. Financial instruments affected by market risk include trade accounts receivable and payable, available-for-sale financial instruments and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as at March 31, 2011 and December 31, 2010.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant. The analyses exclude the impact of movements in market variables on the carrying value of provisions and on the non-financial assets and liabilities of foreign operations.

The following assumptions have been made in calculating the sensitivity analyses:

•	The consolidated statements of financial position sensitivity relates to warrants.

•

The sensitivity of the relevant consolidated statements of loss and comprehensive loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at March 31, 2011 and December 31, 2010.

Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure.

Since a significant part of the Company’s purchases are transacted in Canadian dollars and the Company has repayable government assistance denominated in Canadian dollars, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s Canadian dollar denominated net inflows and outflows for the three-month period ended March 31, 2011, a weakening [strengthening] of the U.S. dollar of 10% would, everything else being equal, have a positive [negative] effect on net income before income taxes [due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives] of $69,950 [December 31, 2010 - $41,088]. The Company’s exposure to foreign currency changes for all other currencies is not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have exposure to interest rate risk as interest rates for its convertible debentures and repayable government assistance loan are fixed.

[ii] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

33.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The Company has not experienced any direct material impacts to date of the economic downturn; however, the indirect impact could impact future profitability.

Approximately $1,023,473 or 60% [December 31, 2010 - $1,299,270 or 64%] of the outstanding accounts receivable [before provision] at March 31, 2011 is due from nine customers [December 31, 2010 - eight customers].

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date. The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. At March 31, 2011, the Company has made a provision of $589,329 [December 31, 2010—$588,746] in respect of accounts which it believes may not be collectible. As at March 31, 2011, the Company’s accounts receivable [before provision] were 67% concentrated in the United States and Canada and 33% were concentrated in Europe and Asia [December 31, 2010 - United States and Canada—68%, Europe and Asia - 32%].

The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss within other operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. The following table sets forth details of the aging of trade accounts receivable that are not overdue as well as an analysis of overdue amounts and related allowance for doubtful accounts:

34.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

	March 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Total accounts receivable	1,701,398	2,023,710	2,087,660
Less allowance for doubtful accounts	(589,329)	(588,746)	(689,067)

Total accounts receivable, net	1,112,069	1,434,964	1,398,593

Of which:
Current	939,246	817,380	685,383
31—60 days	149,008	454,672	368,351
61—90 days	12,143	41,777	68,454
Over 90 days	601,001	709,881	965,472
Less allowance for doubtful accounts	(589,329)	(588,746)	(689,067)

Total accounts receivable, net	1,112,069	1,434,964	1,398,593

The movement in the Company’s allowance for doubtful accounts for the periods ended March 31, 2011 and December 31, 2010 was as follows:

	March 31, 2011	December 31, 2010
	$	$
Total costs:
At January 1	588,746	689,067
Additional provision recognized	1,033	4,142
Amounts recovered during the year	(450)	(104,463)

Balance, March 31, 2011 and December 31, 2010	589,329	588,746

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury, responsible in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Company’s Board of Directors on an annual basis and may be updated throughout the year, subject to approval of the Company’s Finance Committee. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty’s potential failure. The Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position as at March 31, 2011 and December 31, 2010 is the carrying amount of cash and cash equivalents and other current financial assets.

[iii] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources. The Company has accounts

35.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

payable, interest payable and repayable government assistance that have contractual cash flows approximating its fair value and have maturities of less than one year. The Company attempts to achieve this obligation through managing cash from operations and through the availability of funding from strategic alliances or equity placements.

The tables below summarize the maturity profile of the Company’s financial liabilities as at March 31, 2011 and December 31, 2010 based on contractual undiscounted payments:

Year ended March 31, 2011:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Convertible debentures	5,303,478	—	5,303,478	—	—
Convertible debentures interest payable	765,735	265,174	500,561	—	—
Repayable government assistance	520,765	520,765	—	—	—
Repayable government assistance interest payable	66,032	66,032	—	—	—
Accounts payable	4,280,830	4,280,830	—	—	—

Total financial liability payments	10,936,840	5,132,801	5,804,039	—	—

Year ended December 31, 2010:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Convertible debentures	5,303,478	—	5,303,478	—	—
Convertible debentures interest payable	830,394	265,174	530,348	34,872	—
Repayable government assistance	507,675	507,675	—	—	—
Repayable government assistance interest payable	64,373	64,373	—	—	—
Accounts payable	2,913,979	2,913,979	—	—	—

Total financial liability payments	9,619,899	3,751,201	5,833,826	34,872	—

36.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

17.	RELATED PARTY DISCLOSURES

A director of the Company is also a director of Fairfax Financial Holdings Limited.

As at March 31, 2011, the Company has no receivable or payable values with key management personnel or directors.

The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Senior Vice President, Marketing and Business Development; and Vice President, Operations.

Compensation of key management personnel of the Company

	March 31, 2011 $	March 31, 2010 $
Wages and salaries	258,210	234,085
Social security costs	11,854	10,335
Other employee benefit expenses	21,608	20,635

Total key management compensation	291,672	265,055

Key management interests in an employee incentive plan

Share options held by key management personnel and members of the Board of Directors to purchase ordinary shares have the following expiry dates and exercise prices:

Key management personnel

			March 31, 2011	December 31, 2010	January 1, 2010
Issue date	Expiry date	Exercise price	Number outstanding	Number outstanding	Number outstanding
13-Apr-03	13-Apr-13	$1.07 U.S.	199,535	199,535	199,535
16-Feb-04	16-Feb-14	$1.07 U.S.	93,271	93,271	93,271
29-Mar-05	29-Mar-15	$1.07 U.S.	270,486	270,486	270,486
13-Dec-05	13-Dec-15	$9.50 CDN	35,000	35,000	35,000
17-Aug-07	17-Aug-17	$6.50 CDN	125,000	125,000	125,000
15-May-08	15-May-18	$4.01 CDN	7,500	7,500	7,500
1-Aug-08	1-Aug-18	$1.76 CDN	12,500	12,500	12,500
19-Mar-09	19-Mar-19	$2.50 CDN	270,000	270,000	270,000
2-Apr-10	2-Apr-20	$2.75 CDN	170,000	170,000	—

			1,183,292	1,183,292	1,013,292

37.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Board of Directors

			March 31, 2011	December 31, 2010	January 1, 2010
Issue date	Expiry date	Exercise price	Number outstanding	Number outstanding	Number outstanding
30-Sep-03	30-Sep-13	$1.07 U.S.	38,474	38,474	38,474
5-Sep-06	5-Sep-16	$8.07 CDN	15,000	15,000	15,000
24-May-07	24-May-17	$7.74 CDN	15,000	15,000	15,000
17-Aug-07	17-Aug-17	$6.50 CDN	19,850	19,850	19,850
15-May-08	15-May-18	$4.01 CDN	25,500	25,500	25,500
1-Aug-08	1-Aug-18	$1.76 CDN	15,000	15,000	15,000
21-May-09	21-May-19	$3.09 CDN	48,000	48,000	48,000
20-May-10	20-May-20	$4.26 CDN	52,500	52,500	—
31-Aug-10	31-Aug-20	$3.82 CDN	15,000	15,000	—

			244,324	244,324	176,824

18.	LOSS PER SHARE

The Company has authorized share capital as follows: common shares – unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Basic loss per share amounts are calculated by dividing net loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	March 31, 2011 $	March 31, 2010 $
	Restated [Note 21]
Comprehensive loss attributable to shareholders for basic and diluted loss per share	(2,483,544)	(2,728,928)

Weighted average number of shares for basic and diluted earnings per share	28,318,014	25,937,054

38.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible notes has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

19.	COMMITMENTS AND CONTINGENCIES

Property and equipment

As at March 31, 2011, the Company had capital commitments of $137,459 related to moulds and tools for SPY manufacturing purposes [December 31, 2010 - nil].

Lease commitments

The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Richmond, British Columbia and Taunton, Massachusetts. The total future minimum annual lease payments, including two months free base rent in Richmond, British Columbia and proportionate operating expenses for three locations, are as follows:

$
Within one year	170,652
After one year but not more than five years	755,508
More than five years	—

926,160

20.	EXPLANATION OF TRANSITION TO IFRS

For all periods up to December 31, 2010, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. These consolidated financial statements for the three-month period ended March 31, 2011 are the first quarterly consolidated financial statements that comply with IFRS as expected to be in effect as at December 31, 2011, as detailed in the accounting policies described in note 3. In preparing these consolidated financial statements, the Company’s opening consolidated statement of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position as at March 31, 2010 and its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010.

39.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards [“IFRS 1”], the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below:

[i] Business combinations

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated the business combination that took place prior to the transition date.

[ii] Share-based payments

IFRS 2, Share-based Payments [“IFRS 2”], encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Company elected to avail itself of the exemption provided under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by its transition date. Further, the Company applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at its transition date.

40.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

RECONCILIATION OF FINANCIAL POSITION AND EQUITY

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at the transition date of January 1, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		2,524,958	—	2,524,958
Accounts receivable		1,398,593	—	1,398,593
Prepaid expenses and other	B	2,003,681	(1,041,263)	962,418
Inventories		1,017,268	—	1,017,268
Non-current assets
Available-for-sale financial instruments		150,000	—	150,000
Property and equipment		1,762,554	—	1,762,554
Prepaid expenses and other		189,148	—	189,148
Deferred development costs		405,195	—	405,195
Other intangible assets		7,273,564	—	7,273,564

Total Assets		16,724,961	(1,041,263)	15,683,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,254,575	(373,598)	2,880,977
Provisions	E	—	7,560	7,560
Income taxes payable		48,979	—	48,979
Deferred revenue		710,365	—	710,365
Deferred license and development revenue	B	3,000,000	(1,041,263)	1,958,737
Repayable government assistance	C	—	537,520	537,520

Non-current liabilities
Convertible debentures		3,527,700	—	3,527,700
Deferred revenue		238,158	—	238,158

Total Liabilities		10,779,777	(869,781)	9,909,996

Shareholders’ Equity
Share capital		81,188,324	—	81,188,324
Contributed surplus	A	4,913,885	156,553	5,070,438
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A,C	(82,125,420)	(328,035)	(82,453,455)

Total Shareholders’ Equity		5,945,184	(171,482)	5,773,702

Total Liabilities and Shareholders’ Equity		16,724,961	(1,041,263)	15,683,698

41.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at March 31, 2010:

	Notes	Canadian GAAP	Adjustments	IFRS
		$	$	$
ASSETS
Current assets
Cash and cash equivalents		7,967,770	—	7,967,770
Accounts receivable		1,482,854	—	1,482,854
Prepaid expenses and other	B	2,137,015	(1,336,992)	800,023
Inventories		893,213	—	893,213
Non-current assets
Property and equipment		1,509,996	—	1,509,996
Prepaid expenses and other		189,427	—	189,427
Deferred development costs		405,195	—	405,195
Other intangible assets		7,074,978	—	7,074,978

Total Assets		21,660,448	(1,336,992)	20,323,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,031,171	(435,807)	2,595,364
Provisions	E	—	7,560	7,560
Income taxes payable		45,965	—	45,965
Deferred revenue		640,699	—	640,699
Deferred license and development revenue	B	4,000,000	(1,336,992)	2,663,008
Repayable government assistance	C	—	556,146	556,146

Non-current liabilities
Convertible debentures		3,615,377	—	3,615,377
Deferred revenue		267,629	—	267,629
Shareholder warrants	D	—	864,811	864,811

Total Liabilities		11,600,841	(344,282)	11,256,559

Shareholders’ Equity
Share capital	D	86,881,921	(49,886)	86,832,035
Contributed surplus	A, D	5,108,419	340,431	5,448,850
Warrants	D	916,560	(916,560)	—
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A,C	(84,815,688)	(366,695)	(85,182,383)

Total Shareholders’ Equity		10,059,607	(992,710)	9,066,897

Total Liabilities and Shareholders’ Equity		21,660,448	(1,336,992)	20,323,456

42.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at December 31, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		5,597,407	—	5,597,407
Accounts receivable		1,434,964	—	1,434,964
Prepaid expenses and other		1,193,423	—	1,193,423
Inventories		778,984	—	778,984

Non-current assets
Property and equipment		1,202,468	—	1,202,468
Prepaid expenses and other		144,456	—	144,456
Deferred development costs		405,195	—	405,195
Other intangible assets		1,563,288	—	1,563,288

Total Assets		12,320,185	—	12,320,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	C, E	3,441,174	(527,195)	2,913,979
Provisions	E	—	19,520	19,520
Income taxes payable		24,066	—	24,066
Deferred revenue		549,865	—	549,865
Deferred sales and marketing revenue		800,000	—	800,000
Repayable government assistance	C	—	507,675	507,675

Non-current liabilities
Convertible debentures		3,891,753	—	3,891,753
Deferred revenue		190,609	—	190,609
Deferred sales and marketing revenue		2,933,333	—	2,933,333
Shareholder warrants	D	—	1,276,464	1,276,464

Total Liabilities		11,830,800	1,276,464	13,107,264

Shareholders’ Equity
Share capital	D	87,947,441	(49,886)	87,897,555
Contributed surplus	A, D	5,701,963	283,227	5,985,190
Warrants	D	916,560	(916,560)	—
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit	A, C	(96,044,974)	(593,245)	(96,638,219)

Total Shareholders’ Equity		489,385	(1,276,464)	(787,079)

Total Liabilities and Shareholders’ Equity		12,320,185	—	12,320,185

43.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

Reconciliation of Comprehensive Loss As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive loss reported in accordance with Canadian GAAP to its comprehensive loss in accordance with IFRS for the following periods:

	Notes	Three-month period ended March 31, 2010 $	Year ended December 31, 2010 $
Comprehensive loss as reported under Canadian GAAP		(2,690,268)	(13,919,554)
Differences decreasing (increasing) reported comprehensive loss:
Share-based payments	A	(30,199)	27,055
Repayable government assistance	C	43,583	168,877
Warrants revaluation	D	(52,044)	(463,697)

Comprehensive loss as reported under IFRS		(2,728,928)	(14,187,319)

Notes to the reconciliations:

A. Share-based payments

Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes. IFRS 2 requires such awards to be treated as a series of individual awards, with compensation measured and recognized separately for each tranche of options within a grant that has a different vesting date.

Under Canadian GAAP, compensation is recognized assuming all options will vest and adjusted as forfeitures occur. IFRS 2 requires an estimate of forfeitures to be reflected in the amount of compensation recognized.

At January 1, 2010, the combined effect of these differences is $156,553. The related tax impact is nil.

B. Revenue recognition

Under Canadian GAAP, the Company used the completed contract method to account for certain development revenue on behalf of a customer.

Under IFRS, such revenue should be accounted for based on the percentage-of-completion method or the cost recovery method if reliable estimates related to the outcome of the development work cannot be made. The Company was unable to reliably develop such estimates and hence the revenue was recorded using the cost recovery method.

44.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

C. Repayable government assistance

Under Canadian GAAP, the Company recorded a liability for the repayments of its NRC government assistance as such repayments became probable.

Under IFRS, government assistance amounts should be recognized as a liability immediately when initially received, unless there is reasonable assurance that such amounts will not be repaid and forgiven. While the NRC government assistance may be forgiven under certain circumstances, the Company determined that the loan will not be forgiven.

D. Warrants

Under Canadian GAAP, the Company recognized its issued shareholder warrants as part of shareholders’ equity as they did not meet the criteria to be recognized as financial liabilities.

Under IFRS, since the conversion of such warrants was in a currency different than the Company’s functional currency, they were classified as financial liabilities at fair value through profit or loss upon initial recognition and subsequent measurement. Broker warrants were reclassified to contributed surplus.

E. Reclassification

Certain corresponding figures under Canadian GAAP as at January 1, 2010 and December 31, 2010 have been reclassified to conform to the new presentation under IFRS.

45.

Novadaq Technologies Inc.

NOTES TO THE RESTATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(expressed in U.S dollars except as otherwise indicated)

(Unaudited)

21.	RESTATEMENT

The following table discloses the impact of the changes in the restated unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011:

Consolidated Statements of Financial Position	Previously reported	Adjustment	Restated
Other intangible assets	$2,590,396	$212,000	$2,802,396
Total assets	$25,232,067	$212,000	$25,444,067
Provisions-current	$233,565	($215,719)	$17,846
Deferred revenue short-term	$18,615	$425,000	$443,615
Provisions-non current	$69,281	($69,281)	—
Deferred revenue long-term	$16,461	$135,000	$151,461
Total liabilities	$17,649,942	$275,000	$17,924,942

Consolidated Statements of Loss and Comprehensive Loss	Previously reported	Adjustment	Restated
Total revenues	$2,900,830	($560,000)	$2,340,830
Cost of sales	$1,773,057	($516,000)	$1,257,057
Gross Margin	$1,127,773	($44,000)	$1,083,773
Administrative expenses	$1,093,784	$19,000	$1,112,784
Total operating expenses	$3,417,131	$19,000	$3,436,131
Loss from operations	($2,289,358)	($63,000)	($2,352,358)
Loss and comprehensive loss	($2,420,544)	($63,000)	($2,483,544)

Basic and diluted (loss) per share	($0.09)		($0.09)

46.

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read with the restated unaudited interim consolidated financial statements for the period ended March 31, 2011 (“Interim Financial Statements”), as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2010. The restated interim consolidated financial statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standard [“IFRS”], “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board [“IASB”]. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles [“Canadian GAAP”].

The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and cash flow. The most significant area of impact was the adoption of the IFRS warrant valuation and stock based compensation accounting principles. Further detailed information on the IFRS impact is provided in the “Accounting Policies” section of this MD&A and the “Explanation of Transition to IFRS” section. Additional information is also available in the restated unaudited interim consolidated financial statements for period ending March 31, 2011.

Restatement of accounting for acquisition of PLC Systems Inc.

The purchase price allocation relating to the acquisition of PLC Systems Inc. has been restated from that previously presented in the unaudited interim consolidated financial statements for the period ended March 31, 2011 to reflect the following:

•

At the time of the acquisition of PLC Systems Inc., the Company recognized advanced prepayments for warranty services, to be performed by PLC Systems Inc., in cost of sales. However, as a result of the business combination, the purchase consideration should have included both cash paid and the settlement of these prepayments, which results in neither a settlement gain nor loss.

•

Prior to the acquisition, the Company had deferred revenues relating to future service obligations that were to be performed by PLC Systems Inc. on its behalf. On acquisition of PLC Systems Inc., the Company incorrectly recognized the deferred revenue in revenue and determined the fair value of service obligations as part of the liabilities assumed through the acquisition. The Company’s future service obligations should not have been derecognized at the time of the acquisition and no additional service obligations arising from the acquisition should have been recorded. Subsequent to the acquisition, deferred revenue is recognized as revenue as performance obligations are satisfied.

•

The fair value of the transmyocardial revascularization manufacturing license has been restated to reflect the fair value of the license on the date of acquisition. Subsequent to the acquisition, the manufacturing license is amortized to net income over its estimated useful life.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq. Without limitation, information regarding future sales and marketing activities, SPY® System sales targets and utilization rates, reimbursement for the SPY System, future revenues arising from the sales of the Company’s products, the sales and marketing arrangement with LifeCell Corporation, the supply agreement with Intuitive Surgical, Inc., and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of endoscopic SPY System is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for use of the SPY System and the clinical results of the use of the SPY and SPY Scope System. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of each SPY System; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through May 11, 2011.

Overview

Novadaq develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s primary core technology platform, called SPY imaging, provides clinically relevant anatomic and physiologic images during a wide variety of complex open and minimally-invasive surgical [“MIS”] procedures. SPY empowers surgeons treating life-threatening illnesses, such as breast, colon and other cancers and cardiovascular disease, to more effectively visualize blood flow in vessels, co-joined vessels and micro-vessels, and to assess tissue perfusion. More than 42 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY Imaging System is cleared by the United States Food and Drug Administration [“FDA”] for real-time use during multiple open surgical procedures and the endoscopic implementation of SPY Imaging [“SPY Scope”] is FDA cleared for real-time use during MIS. The endoscopic SPY System combines all of the capabilities of SPY Imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes.

Novadaq’s marketing strategy comprises partnering with leading companies in relevant markets for open surgical applications as well as robotic procedures. Novadaq announced its first alliance with Intuitive Surgical®, Inc. [“Intuitive”] in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. In addition, Novadaq entered into an exclusive, North American sales and marketing alliance with LifeCell™ Corporation [“LifeCell”] in plastic and reconstructive, gastrointestinal and head and neck surgery in September 2010.

Open Surgical Applications

Plastic Reconstruction, GI and Head and Neck Applications

In December 2010, Novadaq developed a device that was specifically designed for the applications that are marketed by the company’s partner, LifeCell. LifeCell began to exclusively market Novadaq’s latest generation SPY system under the brand name “SPY Elite” in February 2011. SPY Elite seamlessly integrates Novadaq’s SPY-Q quantification software technology which allows surgeons to visualize and quantitatively compare perfusion in real-time in the operating room.

Cardiac Surgery Applications

Novadaq’s cardiac surgery products, including the cardiac SPY technology application and the CO2 HEART™ LASER SYSTEM for Transmyocardial Revascularization [“TMR”], are sold through a direct sales team that caters specifically to cardiac surgeons who specialize in heart bypass surgical procedures. In 2010, Novadaq completed the enrollment of more than 350 patients into the VICTORIA Registry. Results showing 50% lower rates of reoperation and shorter lengths of stay than those reported in the Society of Thoracic Surgeon’s National Database were reported at the 2010 Annual Meeting of the American Heart Association. These data were also used in 2010 to support the development of Novadaq’s latest quantification software technology, for cardiac surgery, SPY-QC. SPY-QC enables cardiac surgeons to perform intra-operative myocardial perfusion mapping, which can positively impact operative decisions and assist the cardiologists in making post-operative medical management decisions. SPY-QC is currently being market tested in a limited number of U.S. hospitals. In February of 2011, Novadaq also announced that it had acquired all of the assets of the TMR business from PLC Medical Inc. [“PLC”]. Prior to the acquisition, Novadaq was the exclusive United States distributor of PLC’s CO2 HEART™ LASER SYSTEM for TMR.

Wound Care Applications

In 2010, Novadaq initiated the investigation of the use of SPY technology in wound care applications, such as the treatment of diabetic foot ulcers, and has since begun clinical studies in 4 leading U.S. institutions. SPY technology enables perfusion mapping that may be critical in assisting surgeons to make more accurate decisions related to limb salvage and the need and level of lower limb amputations if required. The U.S. Centers for Disease Control estimates that approximately 60% of all lower limb amputations result from vascular disease caused by diabetes and that in 2007 more than 150,000 lower limb amputations were performed at a minimum per surgery cost of $45,000. The ability to accurately map perfusion in the lower limb may enable surgeons to perform more below-the-knee amputations than above-the-knee amputations which, before SPY, were more frequently performed based on information gathered by clinical judgment alone. The ability to save the knee joint during amputation results in significant improvements in patient post-operative recovery and related mobility. SPY Imaging was featured in a society sponsored workshop, which included a live case demonstration, at the Diabetic Foot Conference, [“DFCon 2011”] held in Beverly Hills, California in March 2011. DFCon is the largest conference of its type held annually in the world.

Minimally Invasive Surgery Applications

SPY Technology Integration into the da Vinci Surgical Robotic System:

Novadaq signed License and Development and Supply Agreements with Intuitive in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. Intuitive is the global technology leader in robotic-assisted minimally invasive surgery [“MIS”]. The Company began to develop the SPY System for integration into Intuitive’s da Vinci Surgical Robotic System in January of 2009 and completed the development in August of 2010. The integrated system was cleared for use in robotic surgery by the FDA in February 2011. The system will enable surgeons performing robotic surgery to simultaneously perform fluorescence imaging during a variety of surgeries that will be targeted by Intuitive. A limited launch of the integrated application has been initiated by Intuitive.

SPY Endoscopic Technology:

Novadaq’s SPY endoscopic technology combines all the capabilities of SPY with the HD visible light imaging capabilities of a traditional endoscopic imaging system. SPY Scope technology can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing as patients enjoy the cosmetic benefits and faster recovery times as a result of the small incision. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications. Based on experiences using the SPY System in open surgery, minimally invasive surgeons anticipate that SPY endoscopic imaging technology may assist them in reducing the incidence of post-operative complications. The Company continues to support post-market clinical studies using the endoscopic version of SPY in minimally invasive gastrointestinal, gynecological, thoracic and urological surgery. The Company intends to use the clinical data and user feedback to determine those markets where the value proposition for SPY scope is the strongest.

The LifeCell and Novadaq Alliance

Novadaq entered into a 5-year exclusive North American sales and marketing alliance with LifeCell for the sale of SPY Systems in plastic and reconstructive, head and neck and gastrointestinal surgery in September 2010 [the “Agreement”]. LifeCell, a Kinetic Concepts Inc. company, develops and markets tissue repair and regeneration and other products for use in multiple markets, including plastic reconstructive, head and neck reconstruction and gastrointestinal surgical procedures.

LifeCell’s partnership responsibilities include sales and marketing of SPY Systems and the disposable accessories required to perform the imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service. Pursuant to the Agreement, the Company has a three-year annual commitment to spend a minimum amount on research and development, which are within normal business operating expenses. LifeCell also continues to hold limited first rights to negotiate marketing and sales distribution in Europe.

LifeCell’s sales and marketing plan is based on three sales models aimed at generating revenue for the SPY Imaging system. Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i)	Rental sales model: hospitals gain access to the technology by paying a monthly fee for use of the SPY System. The monthly fee includes the placement of the SPY device, clinical support and service. A fee for the disposables required is charged in addition to the rental fee.

(ii)	Placement model: hospitals gain access to the technology by paying for each consumable supply used with the SPY System. Purchase of a contracted minimum number of consumables each month entitles the customer to placement of the SPY device, clinical support and service.

(iii)	Capital sales model: hospitals purchase the hardware and purchase consumables and service.

The majority of the Company’s recurring revenues to date have been generated through placements. Novadaq anticipates that placements and rental will be the primary revenue-generating model promoted by LifeCell going forward. Novadaq and its partner, LifeCell, focus on growing the SPY System installed base and on maximizing usage within that installed base, both of which contribute to recurring revenue growth.

The Intuitive Surgical and Novadaq Alliance

Intuitive’s sales and marketing plan focuses on selling new systems that include the option of the integrated SPY technology, as well as retrofitting existing installed systems with an upgrade to allow SPY Imaging. In addition, Intuitive will sell individual disposable patient kits that contain the imaging agent and other accessories required to perform SPY Imaging procedures with the da Vinci® robot. Novadaq will benefit from 3 sources of revenue based on Intuitive sales:

(i)	Royalties: Novadaq receives a royalty payment for each system sold with or upgraded to include SPY Imaging technology.

(ii)	Hardware supply: Intuitive exclusively purchases the electronic hardware that is integrated into each robotic system sold or upgraded to enable SPY Imaging capabilities in the robot from Novadaq.

(iii)	Disposable supply: Intuitive exclusively purchases from Novadaq the disposable imaging agent and accessories required for each SPY Imaging procedure performed.

Operations

Novadaq has multiple suppliers for components of the SPY System and Indocyanine Green [“ICG”], the imaging agent used in SPY and SPY endoscopic procedures. Novadaq has leveraged manufacturing assets the Company previously acquired from Xillix Technologies, including infrastructure and manufacturing expertise, and in 2010 began direct manufacture of the SPY Imaging System and SPY Imaging electronic components for integration into the Da Vinci® Surgical Robotic System. Novadaq has the existing capacity to manufacture 50 systems per month and the capability to scale to 100 systems per month should the demand substantiate the need. Novadaq has also qualified backup suppliers for these products should demand exceed the direct capacity or, if for any reason, the Company chooses to use their services. Novadaq’s manufacturing is ISO13485:2003 and cGMP compliant.

For ongoing installation, service and maintenance of SPY Systems placed in the U.S., Novadaq has a U.S. service agreement with Carestream Health, Inc. Carestream also purchases sub-assemblies of SPY and SPY endoscopic technology disposable procedure kits, which include the fluorescence agent (ICG). Carestream ships assembled SPY kits to Novadaq’s partners and direct customers on Novadaq’s behalf.

In February 2011, Novadaq acquired the equipment, processes and know-how to manufacture CO2 HEART™ LASER SYSTEMS from PLC. Based on acquired inventory of available laser systems, Novadaq does not anticipate the need to manufacture additional lasers in the immediate future. However, in anticipation of a potential future need, the Company will transfer the requirements to directly manufacture lasers to its facility in Richmond, BC. Novadaq will continue to outsource the manufacture of the disposable hand pieces required to perform TMR with the CO2 HEART LASER SYSTEM to the same qualified vendor that manufactured such hand pieces for PLC. Novadaq has established a small service facility in Taunton, Massachusetts, from which it will provide direct field service and maintenance for CO2 HEART LASER SYSTEMS.

Outlook

The Company’s primary focus is on increasing SPY System usage by supporting the efforts of its partners and surgeon users, that is expected to result in an increased install base and increased recurring revenue. Clinical experience gained in 2010 and in Q1 2011 continues to further show that the use of SPY has a significant impact on intraoperative decision making, cost reduction and improved outcomes in plastic and reconstructive, gastrointestinal and other surgeries. In 2010 and in Q1 2011, SPY remained the topic of several new published medical journal articles and was featured in presentations at such medical society meetings as the American Society of Reconstructive Micro-Surgery, Digestive Disease Week, Techniques in Plastic Surgery, the American Society of Plastic Surgeons, the New England American Urological Association the American Heart Association and the Society of Thoracic Surgeons.

In addition, LifeCell features SPY imaging within their plastic reconstructive and head and neck surgeon educational symposiums which are typically held 3-4 times per year. These educational programs typically attract more than 100 surgeon attendees and are focused on increasing awareness for technologies and their associated clinical and economic benefits through peer-to-peer presentations. LifeCell is expected to feature SPY in more than six educationally focused programs in 2011.

Surgeons performing SPY Imaging across a variety of applications continue to be professionally reimbursed for performing the procedure using existing CPT codes. In October of 2010, the U.S. Centers for Medicare and Medicaid Services [CMS] made ICD-9-CM code 17.71 effective as a billable code for documenting all hospital charges associated with non-cardiac SPY procedures. ICD-9-CM code 88.59 was previously established and became effective as a billable code for cardiac procedures in October 2008. Novadaq expects that LifeCell will work closely with hospitals where SPY procedures are being performed in plastic reconstructive, gastrointestinal and head and neck surgeries to collect data that will support the eventual establishment of facility reimbursement.

Since FDA 510(k) clearance for the integrated system was received in February 2011, the key priority related to the Intuitive partnership is to now supply both the critical hardware and disposable products that enable SPY imaging during robotic procedures and to support Intuitive in its sales and marketing efforts to commercially launch the product.

Market development clinical studies of Novadaq’s SPY Scope in minimally invasive surgeries are expected to continue throughout 2011 with a focus on gastrointestinal, gynecological and thoracic minimally invasive surgeries. Studies are being conducted at leading institutions in Massachusetts, New York, North Carolina and Missouri. To date, reports of the use of SPY Scope have been positive. Novadaq will continue to monitor clinical feedback and build a launch plan based upon clinical results and after the Company’s partners have succeeded in obtaining sufficient adoption of SPY technology.

Overview

Risks and Uncertainties

The results of operations, business prospects and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management of the Company. In addition to the factors discussed in this MD&A, readers are advised to review risk factors discussed by the Company in its Annual Information Form for the year ended December 31, 2010, for a complete discussion of the risks affecting the Company’s business.

Successful Commercialization of the Company’s Products

The Company’s future success will depend in large part on its ability to market and sell the SPY, SPY Scope and CO2 HEART LASER SYSTEM [the “Products”]. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including ICG, the performance of Novadaq’s partnering sales organization, and the ability of the Company and its partners to successfully market the Products at projected selling prices. In addition, the Company’s success will depend on its ability to supply the key components of the integrated SPY and da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically or cost-effective.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2011 and funding from sources currently in place will permit the Company to meet its 2011 operating requirements. However, the Company in the long-term will require funding from outside sources to assist its planned requirements. The Company is therefore dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the ICG used with certain of the Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval/clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

Clinical Trials of the Products may be Unsuccessful and new Regulatory Approvals may not be obtained.

The first human clinical studies of the SPY Scope System in gastrointestinal and urological applications were commenced in October 2009. While the research to date has been promising, the results of such testing may not predict the results of larger clinical trials. Human trials of the SPY scope have not yet commenced.

Clinical trials for the open SPY System for gastrointestinal applications may fail to produce results satisfactory to the FDA or other regulatory authorities. Any such outcomes could adversely affect the Company’s ability to introduce new products and generate revenue in this market.

There is no assurance that the Company will receive additional regulatory approvals for the SPY System, such as the use of SPY for gastrointestinal or other surgery beyond Canada, which would limit the Company’s future sales and marketing opportunities in other markets.

Accounting Policies

For periods ending December 31, 2010 and earlier, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles [“Canadian GAAP”]. On January 1, 2011, Novadaq adopted IFRS for financial reporting purposes, using a transition date of January 1, 2010. The Company has prepared its March 31, 2011 restated unaudited interim consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and in accordance with IAS 34, Interim Financial Reporting, as issued by the

IASB. The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and cash flow. The most significant area of impact related to the adoption of IFRS was the classification and fair value measurement of the warrants and the stock-based compensation accounting principles.

Critical Accounting Policies and Estimates

Estimates are used in accounting for, among other items, revenues, inventory valuation, and allowances for credit losses on receivables and future cash flows associated with intangible assets. The Company’s estimates are based on the facts and circumstances available at that time, historical experience, risk of loss, general economic conditions and trends and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of loss and deficit and comprehensive loss in the period that they are determined. Accounts receivable and bad debt allowance is reflective of our clients’ economic performance and access to funds. While most trade receivable customers comprise hospitals, clinics and institutions, deemed as minimal risk, the Company does have credit risk in agency type clients. Collectability could affect amortized cost. The Company utilizes undiscounted cash flows by product line to assist in measuring the fair value of the intangibles. A decrease in product revenue could affect the fair value of intangibles.

Revenue Recognition

Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. Revenue is recognized when: products are shipped and the customer takes ownership and assumes risk of loss; collection of the related receivable is probable; persuasive evidence of an arrangement exists; and, the sales price is fixed or determinable.

In certain markets, the Company retains ownership of medical devices placed at customer sites and charges a specified fee for each medical procedure performed. Revenue is recorded for each procedure at the time the consumable supplies required to perform the procedure are shipped to customers.

The Company enters into certain arrangements in which it commits to provide multiple elements to its customers in connection with its equipment sales. These revenue elements are considered as individual elements for revenue recognition purposes only, if every element was part of the negotiation with the customer and the costs and revenues of each element can be identified. Otherwise all revenue elements will be reviewed for revenue recognition purposes as one contract or arrangement.

The Company enters into sales and marketing agreements with partners in dedicated markets, in which the partner contracts to sell capital devices, consumable products, rent devices and place devices. Revenue is recognized on sale of capital devices or consumable products to the partner, because the Company transfers at that point of time all relevant risks [inventory risks for the delivered products, credit risk for the transaction with the end customer, price risk for the transaction with the end customer] to the partner, who owns also the business relationship with the end customer. These sales and marketing agreements are subject to true-up provisions. The true-up provisions provide the Company with additional revenue depending on sales revenue obtained by its partner within the terms of the agreements. At every reporting period end, the Company recognizes revenues based on these true up provisions, if the additional future cash inflow is probable and can be reliably measured based on the agreement terms.

Rental income arising from operating leases for medical devices is accounted for on a straight line basis over the lease terms and included in revenue due to its operating nature.

The Company enters into certain licensing and development agreements and supply agreements in which it commits to develop and supply designed products. Such designed products qualify as construction contracts, because the products specifically negotiated in these contracts are very specific to the requirements of the customer and cannot be sold to any other customer without significant rework. When the outcome of such construction contracts can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period [using the “percentage of completion method”]. However, in cases where the outcome of the contract cannot be estimated reliably [for example because the total cost of the project is difficult to predict], the Company is recognizing revenues from such construction contracts only to the extent of the contract costs incurred as of the reporting date that are probable of recovering [using the “cost recovery method”].

Intangible Assets

The Company owns intangible assets consisting of patents, licensed patent rights and distribution rights. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives. Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of comprehensive loss in the expense category consistent with the function of the intangible assets. Internally generated intangibles, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. Intangibles are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights or distribution rights:

TMR manufacturing license	2 years

Distribution rights	13 years

Xillix patent rights	15 years

Deferred development costs	2 years

Stock-based Compensation Plan

Employees, including senior executives, of the Company receive remuneration in the form of stock options. In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the share based payment transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate. The cost of stock option transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance service conditions are fulfilled. The cumulative expense recognized for stock option transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of income in the respective function line. When options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to Shareholders’ equity. The amount of cash, if any, received from participants is also credited to Shareholders’ equity. Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Financial Instruments

Financial assets and liabilities:

The Company classifies its financial instruments as either (i) financial assets at fair value through profit or loss , (ii) loans and receivables or as (iii) available for sale, and its financial liabilities as either (i) financial liabilities at fair value through profit or loss or as (ii) other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the statement of financial position.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit and loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit and loss are carried at fair value. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note xx. Related realized and unrealized gains and losses are included in consolidated statement of income in finance income or finance costs.

The Company has currently not designated any financial assets upon initial recognition as at fair value through profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include receivables and cash and cash equivalents. Loans and receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The effective interest amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

Derecognition:

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Impairment of Financial Assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of other income in profit or loss.

Loans and receivables together with the associated allowance are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in other comprehensive income.

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Company.

Gains or losses on liabilities held for trading are recognized in the income statement.

The Company has designated shareholder warrants as financial liabilities upon initial recognition as at fair value through profit or loss.

Other Financial Liabilities:

Financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued, which is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Transaction costs related to the long term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in the finance cost in the statements of comprehensive loss.

Derecognition:

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statements of comprehensive loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of these contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretation Committee that are mandatory for annual periods beginning on or after January 1, 2010 or later periods. Many of these updates are not applicable or are inconsequential to the Company and have been excluded from the discussion below. The remaining pronouncements are being assessed to determine their impact on the Company’s results and financial position:

IAS 24 Related Party Disclosures [Amendment]

The amended standard is effective for annual periods beginning on or after January 1, 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The Company does not expect any impact on its financial position or performance. Early adoption is permitted for either the partial exemption for government related entities or the entire standard.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets but will potentially have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IAS 12 Income Taxes—Recovery of Underlying Assets

The amendment clarified the determination of deferred tax in investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Further, it introduces the requirement to calculate deferred tax on non depreciable assets that are measured using the revaluation model in IAS 16, always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. The adoption of this interpretation is likely to have no effect on the consolidated financial statements of the Company.

IFRS 7 Financial Instruments: Disclosures—Enhanced De-recognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the Company’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Company’s financial position or performance.

Improvements to IFRSs [issued in May 2010]

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either July 1, 2010 or January 1, 2011. The amendments listed below are considered to have a reasonable possible impact on the Company.

¡	IFRS 3 Business Combinations

¡	IFRS 7 Financial Instruments: Disclosures

¡	IAS 1 Presentation of Financial Statements

¡	IAS 27 Consolidated and Separate Financial Statements

The Company, however, expects no impact from the adoption of the amendments on its financial position or performance.

Business Combination

Acquisition of TMR Assets

Effective February 1, 2011, and based on the asset purchase agreement from November 8, 2010, the Company acquired Laser System Business for TMR from PLC. Under the terms of the agreement, the Company has acquired all assets employed by PLC in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data and all documentation related to TMR.

The acquisition has been accounted for by the purchase method with the results of the TMR operations included in the Company’s unaudited interim consolidated statements of loss and comprehensive loss from the date of acquisition. The assets and liabilities of the TMR business have been recorded in the interim unaudited consolidated financial statements at their fair values as follows:

Restated $
Inventories	146,003
Property and equipment	17,095
TMR manufacturing license	1,423,642

Purchase price	1,586,740

The purchase price allocation relating to the acquisition of PLC Systems Inc. has been restated from that previously presented in the unaudited interim consolidated financial statements for the period ended March 31, 2011 to reflect the following:

•

At the time of the acquisition of PLC Systems Inc., the Company recognized advanced prepayments for warranty services, to be performed by PLC Systems Inc., in cost of sales. However, as a result of the business combination, the purchase consideration should have included both cash paid and the settlement of these prepayments, which results in neither a settlement gain nor loss.

•

Prior to the acquisition, the Company had deferred revenues relating to future service obligations that were to be performed by PLC Systems Inc. on its behalf. On acquisition of PLC Systems Inc., the Company incorrectly recognized the deferred revenue in revenue and determined the fair value of service obligations as part of the liabilities assumed through the acquisition. The Company’s future service obligations should not have been derecognized at the time of the acquisition and no additional service obligations arising from the acquisition should have been recorded. Subsequent to the acquisition, deferred revenue is recognized as revenue as performance obligations are satisfied.

•

The fair value of the transmyocardial revascularization manufacturing license has been restated to reflect the fair value of the license on the date of acquisition. Subsequent to the acquisition, the manufacturing license is amortized to net income over its estimated useful life.

The following table discloses the impact of the changes in the restated unaudited interim financial statements for the three months ended March 31, 2011:

Consolidated Statements of Financial Position	Previously reported	Adjustment	Restated
Intangible assets	$2,590,000	$212,000	$2,802,000
Total assets	$25,232,000	$212,000	$25,444,000
Provisions-current	$234,000	($216,000)	$18,000
Deferred revenue Short-term	$19,000	$425,000	$444,000
Provisions-non current	$69,000	($69,000)	—
Deferred revenue Long-term	$16,000	$135,000	$151,000
Total liabilities	$17,650,000	$275,000	$17,925,000

Consolidated Statements of Loss and Comprehensive Loss	Previously reported	Adjustment	Restated
Total revenues	$2,901,000	($560,000)	$2,341,000
Cost of sales	$1,773,000	($516,000)	$1,257,000
Gross Margin	$1,128,000	($44,000)	$1,084,000
Administrative expenses	$1,094,000	$19,000	$1,113,000
Total operating expenses	$3,417,000	$19,000	$3,436,000
Loss from operations	($2,289,000)	($63,000)	($2,352,000)
Loss and comprehensive loss	($2,421,000	($63,000)	($2,484,000)
Basic and diluted (loss) per share	($0.09)		($0.09)

Results of Operations

The following table sets forth information regarding Novadaq’s sales, loss from operations and other information for the periods presented and should be read in conjunction with the interim financial statements for the quarter ended March 31, 2011 and related notes. All dollar amounts are expressed in U.S. dollars.

	Quarter ended March 31
	2011	2010	2009
	$	$	$
	Restated
Revenues
SPY revenue	1,032,000	1,437,000	1,658,000
Milestone revenue TMR revenue	— 904,000	296,000 620,000	85,000 990,000
Service revenue	405,000	362,000	365,000

Total revenues	2,341,000	2,715,000	3,098,000
Cost of sales	1,257,000	1,614,000	1,445,000

Gross margin	1,084,000	1,101,000	1,654,000
	46%	41%	53%
Operating expenses
Selling and distribution costs	1,275,000	1,823,000	1,656,000
Research and development expenses	1,048,000	878,000	1,091,000
Administrative ecpenses	1,113,000	798,000	1,064,000

Total operating expenses	3,436,000	3,499,000	3,811,000

Loss from operation	(2,352,000)	(2,398,000)	(2,157,000)
Interest expense	(71,000)	(69,000)	(31,000)
Imputed interest expense	(97,000)	(87,000)	(36,000)
Warrant revaluation adjustment	4,000	(52,000)	—
Gain (loss) on investment	25,000	(125,000)	—
Interest income	7,000	1,000	3,000

Comprehensive loss for the period	(2,484,000)	(2,729,000)	(2,221,000)

Basic and diluted comprehensive loss per share	(0.09)	(0.11)	(0.10)

Note: Financial results for Q1-2010 and Q1-2009 have been restated to IFRS for comparative reporting.

Balance Sheet Data

	As at March 31
	2011 $	2010 $	2009 $
	Restated
Cash and cash equivalents	17,110,000	7,968,000	8,636,000
Working capital	14,471,000	4,635,000	8,350,000
Total Assets	25,444,000	20,323,000	27,221,000
Total Liabilities	17,925,000	11,256,000	9,598,000
Shareholders’ equity	7,519,000	9,067,000	17,623,000

Note: Balance Sheet has been restated to IFRS for comparative reporting purposes.

Summary of Quarterly Results

[Unaudited]

	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2009	2009	2009	2010	2010	2010	2010	2011
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

								Restated
Revenues
SPY revenue	721	670	831	1,437	1,664	1,563	1,164	1,032
Milestone revenue	373	528	55	296	(29)	3,692	—	—
TMR revenue	630	663	645	620	675	652	847	904
Service revenue	348	390	312	362	308	355	266	405

Total Revenues	2,072	2,251	1,843	2,715	2,618	6,262	2,277	2,341
Cost of sales	1,490	1,607	1,109	1,614	1,290	1,380	1,251	1,257

Gross margin	582	644	734	1,101	1,328	4,882	1,026	1,084
Gross margin percentage	28%	29%	40%	41%	51%	78%	45%	46%
Operating expenses
Selling and distribution expenses	1,762	1,765	1,862	1,823	1,979	1,884	1,381	1,275
Research and development	1,026	1,179	1,176	878	1,183	1,293	1,559	1,048
Administrative expense	893	1,180	1,187	798	985	1,169	1,122	1,113
Impairment of inventory	––	266	159	––	427	––	––	––
Impairment of intangible asset	––	––	1,328	––	––	4,829	––	––

Total operating expenses	3,681	4,390	5,712	3,499	4,574	9,175	4,062	3,436

Loss before the following	(3099)	(3,746)	(4,978)	(2,398)	(3,246)	(4,293)	(3,036)	(2,352)
Interest expense	(64)	(67)	(92)	(68)	(70)	(69)	(72)	(71)
Imputed interest expense	(80)	(82)	(82)	(87)	(90)	(92)	(95)	(97)
Gain (loss) on investment	––	––	––	(125)	––	––	––	25
Warrant revaluation adjustment				(52)	(380)	(83)	52	4
Interest income	3	3	3	1	6	4	5	7

Comprehensive loss before tax	(3,240)	(3,892)	(5,149)	(2,729)	(3,780)	(4,533)	(3,146)	(2,484)

Income tax provision	––	––	(61)	––	––	––	––	––

Comprehensive loss for the period	(3,240)	(3,892)	(5,210)	(2,729)	(3,780)	(4,533)	(3,146)	(2,484)

Loss per share	(0.14)	(0.16)	(0.22)	(0.11)	(0.14)	(0.16)	(0.11)	(0.09)

Note:	Quarterly results commencing in Q2-2009 through Q4-2010 have been restated to conform to IFRS comparative reporting purposes.

Total revenue decreased by $374,000 to $2,341,000 in Q1-2011 from $2,715,000 in Q1-2010. The decrease includes a $405,000 reduction in SPY products as current year sales only represent our share due to our revenue sharing agreement with our partner. Milestone revenue also decrease for same period last year by $296,000 as the development contract was complete in 2010. Offsetting these decreases were increases in TMR products mainly due to a capital laser sale an increase in TMR consumable sales of $284,000 and an increase in service of $43,000 due to increases in service work performed. In comparison to Q4-2010 sales increased by $64,000 due to increased TMR product and service sales of $139,000 resulting from increased volume offset by lower SPY sales of $132,000. SPY sales with our partner LifeCell were consistent with Q4-2010.

Gross profit of $1,084,000 decreased $17,000 from same period last year mainly due to increased TMR product margins and increased service margins. As a result of the TMR asset acquisition the Company is experiencing higher TMR consumable product margin due to lower manufacturing costs and also incurring lower costs for service sales. Gross profit on SPY products was lower than last year due to the revenue sharing agreement and unabsorbed expenses. Q1-2011 gross profit exceeded Q4-2010 gross profit by $58,000 due to increased profitability on TMR sales while Spy profits were lower than Q4-2010 due to increased costs in getting new equipment placed at the new LifeCell contracted locations and unabsorbed manufacturing costs.

Sales and marketing expenses of $1,275, 000 decreased $548,000 in Q1-2011 from $1,823, 000 in Q1-2010. The decrease relates primarily to the transitioning of sales staff to LifeCell. Q1-2011 also includes salary and benefit cost of $113,000 related to TMR business that did not exist in Q1-2010. In comparison Q4-2010 to various promotion expenses increased however lower traveling and entertainment expenses resulted in an overall net decrease in costs of $106,000.

Research and development expenses increased to $1,048,000 in Q1-2011 from $878,000 in Q1-2010, an increase of $170, 000. Increased product development expenses of $205,000 were offset by reduced IRAP expenses. Expenses in Q1-2011 are lower than Q4-2010 expenses by $511,000 due to lower consulting expenses, lower product development expenses, and overhead salary expenses transferred to manufacturing, lower clinical trial expense, lower SPY registry expenses and lower various other expenses.

General and administration expenses of $1,113,000 in 2011 increased from $798,000 from Q1-2010. The $315,000 increase relates mainly to increased legal and accounting professional fees, a one-time insurance tax rebate in Q1-2010, higher bad debts due to a reversal in Q1-2010, and higher investor relations expenses. In comparison to Q4-2010 expenses were slightly lower by $9,000 due to a reduction in legal fees, a reduction amortization costs lower as Q4-2010 included the remaining amortization of PLC distribution rights. Various other expenses partially offset the reduction in professional and amortization costs.

Interest expense of $71,000 and imputed interest expense of $97,000 for Q1-2011 exceeded interest expense of $68,000 and imputed interest of $87,000 for Q1-2010. The current year’s interest expense of $71,000 includes an additional $3,000 of IRAP interest expense compared to last year. Interest expense this quarter was comparable to Q4-2010.

As at March 31, 2011, the Company had $150,000 of principal invested in Auction Rated Securities [“ARS”] with no fair value. In Q1-2011 $25,000 was recorded as a gain on investment due compared to a write-down of $125,000 in Q1-2010. There was no activity in Q4-2010.

Warrant revaluation expense of $4,000 relates to new IFRS which requires revaluation of shareholder warrants to current market price for each reporting period utilizing the Black-Scholes model. The input factors including current stock price, rates of interest, stock price volatility, remaining life and exchange rate affect the warrant revaluation.

Interest income of $7,000 exceeded interest income of $1,000 in Q1-2010 and interest income of $5, 000 in Q4-2010 due to higher cash balances on hand.

Net loss of $2,484,000 for Q1-2011 decreased by $245,000 compared to a net loss of $2,729,000 in Q1-2010. The decrease in loss resulted mainly from lower operating costs of $63,000, and a gain on investment of $25,000 compared to a loss on investment of $125,000 for same period last year, higher interest income of $6,000, a positive difference of warrants valuation of $56,000 offset by lower margins of $17,000 and higher interest and imputed interest cost of $13,000. In comparison to Q4-2010 loss was reduced by $662,000 due to higher margins of $58,000, lower operating costs of $626,000, gain on investment $25,000. Interest expenses and interest income improved for a combined net of $1,000 offset by a decrease in warrant valuation adjustment of $48,000.

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including device design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

In 2011, the Company raised funds from the sources listed below.

Private Placement

On March 24, 2011, the Company closed a private placement of U.S. $14,275,194, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five year term and is exercisable for one common share at an exercise price of CDN $3.18.

Liquidity and Resources

As at March 31, 2011, the Company had cash and cash equivalents of $17,110,000 to support its 2011 cash requirements. Based on available funds of $17,110,000 as at March 31, 2011 and the sales and margins the Company anticipates to generate from operations in 2011, the Company expects to have adequate resources to meet its forecasted cash requirements for period ending March 31, 2012. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in daily interest at chartered banks in Canada.

Long-term financial commitments related liquidity and resources are:

	0-1 year $	2-5 years $	After 5 years $
Long-term debt convertible debentures	—	5,303,000	—
Operating lease	171,000	755,000	—
Cash interest	265,000	500,000	—
Total contractual obligations	436,000	6,558,000	—

The long-term operating lease commitments are for premises located in Mississauga, ON, Taunton, MA and Richmond, BC. The long-term convertible debentures require cash interest payment or PIK interest payable semi-annually. Payment provision for these leases and interest expenses are part of our 2011 forecasted cash requirements. The long-term convertible debt repayment is subject to the terms of the indenture agreement and payment for this amount is expected to be fully satisfied within the terms of the agreement. There is no current year requirement for repayment of this debt.

Commitments under Royalty and License Agreements

Under international rights license agreements, the Company acquired the worldwide rights to US patents numbered 5,279,298 and 5,394,199, and all corresponding foreign patent applications. The patents are titled respectively, “Method and Apparatus to Identify and Treat Neovascular Membranes in the Eye” and “Method

and Apparatus for Improved Visualization of Choroidal Blood Flow and Aberrant Structures in the Eye Using Fluorescent Dye Angiography”. As at March 31, 2011, the Company has paid total consideration under the licenses of $4,450,000. Any future license obligations were eliminated when the licenses were amended on March 29, 2006. Under the licenses, the Company is also required to pay running royalties on the sales of products and services equal to 2.5% of sales. In January 2009, the Company signed an amendment requiring the Company to pay a royalty on sales of products and services, utilizing JH Technology, equal to 2.5% of gross sales revenue reduced by an annual minimum royalty payment of $25,000, a decrease from the previous annual minimum royalty payment of $50,000.

Financial Instruments and Other Instruments

The Company’s financial instruments are comprised of the following as at March 31, 2011: cash and cash equivalents of $17,110,000; net accounts receivable $1,112,000; payables of $4,280,000, convertible loan debentures of $3,989,000 and repayable government assistance of $520,765. The Company invested its cash and cash equivalents in daily interest savings accounts. The net accounts receivable of $1,112,000 are net of a bad debt reserve of $589,000. The net receivables, 67% based in the United States and Canada, are subject to minimal credit risk based on the nature of our clients. The receivables are being carried at amortized cost. Accounts payable of $4,280,000, carried at amortized cost, is comprised of short-term obligations owing to suppliers relative to the Company’s operations. The convertible loan debentures have a principal value of $5,150,000 and PIK debentures of $153,000. The repayable government assistance comprises an Industrial Research and Assistance Program loan, received from the National Research Council.

EXPLANATION OF TRANSITION TO IFRS

For all periods up to December 31, 2010, the Company prepared its consolidated financial statements in accordance with Canadian GAAP. These consolidated financial statements for the three month period ended March 31, 2011 are the first quarterly consolidated financial statements that comply with IFRS as expected to be in effect as at December 31, 2011. In preparing these consolidated financial statements, the Company’s opening consolidated statements of financial position was prepared as at January 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position as at March 31, 2010 and its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010.

Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below:

Business combinations

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combination that took place prior to the transition date.

Share-based payments

IFRS 2, Share-based payments, encourages application of its provisions to equity provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Company elected to avail itself of the exemption provided under IFRS 1 and applied IFRS 2 for all equity instruments granted after

November 7, 2002 that had not vested by its transition date. Further, the Company applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at its transition date.

Reconciliation of GAAP to IFRS

Reconciliation of financial position and equity

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at the transition date of January 1, 2010:

	Notes	Canadian GAAP	Adjustments	IFRS
		$	$	$
ASSETS
Current assets
Cash and cash equivalents		2,524,958	—	2,524,958
Accounts receivable		1,398,593	—	1,398,593
Prepaid expenses and other	a	2,003,681	(1,041,263)	962,418
Inventories		1,017,268	—	1,017,268

Non-current assets
Available-for-sale financial instruments		150,000	—	150,000
Property and equipment		1,762,554	—	1,762,554
Prepaid expenses and other		189,148	—	189,148
Deferred development costs		405,195	—	405,195
Other intangible assets		7,273,564	—	7,273,564

Total Assets		16,724,961	(1,041,263)	15,683,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	B	3,254,575	(373,598)	2,880,977
Provisions	E	—	7,560	7,560
Income taxes payable		48,979	—	48,979
Deferred revenue		710,365	—	710,365
Deferred license and development revenue	A	3,000,000	(1,041,263)	1,958,737
Repayable government assistance	B	—	537,520	537,520

Non-current liabilities
Convertible debentures		3,527,700	—	3,527,700
Deferred revenue		238,158	—	238,158

Total Liabilities		10,779,777	(869,781)	9,909,996

Shareholders’ Equity
Share capital		81,188,324	—	81,188,324
Contributed surplus	d	4,913,885	156,553	5,070,438
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit		(82,125,420)	(328,035)	(82,453,455)

Total Shareholders’ Equity		5,945,184	(171,482)	5,773,702

Total Liabilities and Shareholders’ Equity		16,724,961	(1,041,263)	15,683,698

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at March 31, 2010:

	Notes	Canadian GAAP	Adjustments	IFRS
		$	$	$
ASSETS
Current assets
Cash and cash equivalents		7,967,770	—	7,967,770
Accounts receivable		1,482,854	—	1,482,854
Prepaid expenses and other	a	2,137,015	(1,336,992)	800,023
Inventories		893,213	—	893,213
Non-current assets
Property and equipment		1,509,996	—	1,509,996
Prepaid expenses and other		189,427	—	189,427
Deferred development costs		405,195	—	405,195
Other intangible assets		7,074,978	—	7,074,978

Total Assets		21,660,448	(1,336,992)	20,323,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	b	3,031,171	(435,807)	2,595,364
Provisions	e	—	7,560	7,560
Income taxes payable		45,965	—	45,965
Deferred revenue		640,699	—	640,699
Deferred license and development revenue	a	4,000,000	(1,336,992)	2,663,008
Repayable government assistance	b	—	556,146	556,146
Non-current liabilities
Convertible debentures		3,615,377	—	3,615,377
Deferred revenue		267,629	—	267,629
Shareholder warrants	c	—	864,811	864,811

Total Liabilities		11,600,841	(344,282)	11,256,559

Shareholders’ Equity
Share capital	c	86,881,921	(49,886)	86,832,035
Contributed surplus	d	5,108,419	340,431	5,448,850
Warrants	c	916,560	(916,560)	—
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit		(84,815,688)	(366,695)	(85,182,383)

Total Shareholders’ Equity		10,059,607	(992,710)	9,066,897

Total Liabilities and Shareholders’ Equity		21,660,448	(1,336,992)	20,323,456

The following is a reconciliation of the Company’s financial position and equity reported in accordance with Canadian GAAP to its financial position and equity in accordance with IFRS at December 31, 2010:

	Notes	Canadian GAAP $	Adjustments $	IFRS $
ASSETS
Current assets
Cash and cash equivalents		5,597,407	—	5,597,407
Accounts receivable		1,434,964	—	1,434,964
Prepaid expenses and other		1,193,423	—	1,193,423
Inventories		778,984	—	778,984
Non-current assets
Property and equipment		1,202,468	—	1,202,468
Prepaid expenses and other		144,456	—	144,456
Deferred development costs		405,195	—	405,195
Other intangible assets		1,563,288	—	1,563,288

Total Assets		12,320,185	—	12,320,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	a	3,441,174	(527,195)	2,913,979
Provisions	e	—	19,520	19,520
Income taxes payable		24,066	—	24,066
Deferred revenue		549,865	—	549,865
Deferred sales and marketing revenue		800,000	—	800,000
Repayable government assistance	b	—	507,675	507,675
Non-current liabilities
Convertible debentures		3,891,753	—	3,891,753
Deferred revenue		190,609	—	190,609
Deferred sales and marketing revenue		2,933,333	—	2,933,333
Shareholder warrants	c	—	1,276,464	1,276,464

Total Liabilities		11,830,800	1,276,464	13,107,264

Shareholders’ Equity
Share capital	c	87,947,441	(49,886)	87,897,555
Contributed surplus	d	5,701,963	283,227	5,985,190
Warrants	c	916,560	(916,560)	—
Equity component of convertible debentures		1,968,395	—	1,968,395
Deficit		(96,044,974)	(593,245)	(96,638,219)

Total Shareholders’ Equity		489,385	(1,276,464)	(787,079)

Total Liabilities and Shareholders’ Equity		12,320,185	—	12,320,185

Reconciliation of Comprehensive Loss As Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive loss reported in accordance with Canadian GAAP to its comprehensive loss in accordance with IFRS for the following periods:

	Note	Three-month period ended March 31, 2010 $	Year ended December 31, 2010 $
Comprehensive loss as reported under Canadian GAAP		(2,690,268)	(13,919,554)
Differences (increasing) decreasing reported comprehensive (loss):
Share-based payments	d	(30,199)	27,055
Repayable government assistance	b	43,583	168,877
Warrants revaluation	c	(52,044)	(463,697)

Comprehensive loss as reported under IFRS		(2,728,928)	(14,187,319)

a) Prepaid expenses and other and Deferred Licensing and Development Revenue

On January 13, 2009, the Company entered into a License and Development agreement with Intuitive. Under the agreement, the Company and Intuitive integrated the Company’s SPY imaging technology into Intuitive’s surgical robotic products. Under Canadian GAAP, the Company used the completed contract method of accounting for the Intuitive contract revenues, because the outcome of the development contract could not be estimated reliably. Using the completed contract method under Canadian GAAP all costs and cash receipts were deferred for their recognition in the profit and loss statement of the Company until August 2010 when the imaging products were delivered to Intuitive. Under IFRS due to the unreliable outcome of the development contract the cost recovery method was used, under which contract costs and an equal amount of revenue was recognized as of the transition date to IFRS. As at March 31, 2010 an adjustment of $1,336,992 was recorded comprising $1,041,263 for periods prior to January 1, 2010 and $295,729 for the three months ending March 31, 2010. The costs reduced prepaid expenses and increased cost of sales. Corresponding values were recorded to sales with an offset to deferred revenue for the respective periods.

b) Accounts Payable and Repayable Government Assistance

During 2004 and 2005, Novadaq has received contributions for two projects totaling CDN $985,000, from the National Research Council of Canada [NRC] Industrial Research Assistance Program. For each project, the Company was obligated to repay the NRC 1% of its gross revenue.

Novadaq is currently repaying the contribution and as at December 31, 2010, the Company had paid or accrued the full amount of government assistance as a result of continuing sales of the products. At the IFRS transition date, forecasted sales of the products supported expectations that the Company would be able to sell sufficient product and be obligated to repay the full amount of the government forgivable loan. Under Canadian GAAP, this contribution reduced our expenses upon receipt, and all subsequent repayments were recognized as a research and development expense. Under IFRS, this government assistance has to be treated as a loan payable.

At March 31, 2010, the Company had repaid a total of $344,923 and included for IFRS purposes $556,146 in its financial liabilities representing the unpaid value. As at March 31, 2010, the liability value included a re-categorization from accounts payable in the amount of $428,247 representing the value in accounts payable and an adjustment to deficit of $128,899 , difference between loan value $556,146 and accounts payable re-class of $428,247, which included a credit of $43,583 for the current three month period.

c) Warrants, Share Capital and Deficit

In connection with the private placement of capital in February 2010 the Company issued warrants to the shareholders and to brokers, which have a strike price denominated in Canadian dollars. The Company has identified the U.S. dollar as its functional currency under IFRS. Under Canadian GAAP, the Company recognized its outstanding shareholder and broker warrants as part of shareholders’ equity; however, under IFRS, such shareholder warrants denominated in a different currency than its functional currency should be classified as being a financial liability at fair value through profit or loss. Under IFRS the broker warrants are recognized as compensation expense and treated as transaction costs, reducing net share capital and shareholder warrants at time of issuance. As a result of transitioning to IFRS broker warrants were redistributed as transaction costs of the share capital and shareholder warrants, the shareholder warrants were recorded as a liability and the Company recorded a shareholder revaluation expense of $52,044 as at March 31, 2010.

d) Contributed Surplus, Share Based Payments and Deficit

Under Canadian GAAP, the Company recognizes the fair value of stock option awards, determined at the time of the grant, on a straight-line basis over the three-year vesting period. Under IFRS, the fair value of each tranche of the award is considered a separate grant with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. Accordingly, this will result in the expense for each grant being recognized at an accelerated rate under IFRS. Under Canadian GAAP, the Company recorded forfeitures on an actual basis; however, IFRS requires forfeiture estimates be established at the time of the initial fair value assessment of share-based payments.

e) Provisions

Provisions for warranty-related costs are recognized when the product is sold or service provided. Initial recognition is based on historical experience. The initial estimate of warranty-related costs is revised annually. The time value of money is not material. The value $7,560 is a reclassification from accounts payable.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 32,634,787 common shares 2,317,168 stock options, $5,303,000 of convertible loan debentures upon exercising represent approximately 2,822,833 shares, 2,739,177 warrants and 128,066 broker warrants. Both common shareholder warrants and broker warrants are exercisable into one share.

Additional information concerning the Company is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared and in accordance with rules of the Securities Act (Ontario) and the Canadian Securities Administrators [“CSA”] as at December 31, 2010. Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Securities Act (Ontario) and the CSA as at March 31, 2011 and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under Securities Act (Ontario) and Canadian Securities laws is: (i) recorded, processed, summarized and reported within the time periods specified in Securities Act (Ontario) rules and forms and Canadian Securities laws; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, rules of the Securities Act (Ontario) and the CSA as at March 31, 2011.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self assessments as of March 31, 2011 to evaluate the effectiveness of the Company’s internal control reporting.

As at March 31, 2011, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2010 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.